Seward & Kissel LLP
                               1200 G Street, N.W.
                             Washington, D.C. 20005
                            Telephone: (202) 737-8833
                            Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                April 28, 2009

VIA EDGAR

Ms. Sally Samuel, Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

           Re:   AllianceBernstein Variable Products Series Fund, Inc. -
                     Global Thematic Growth Portfolio
                 Post-Effective Amendment No. 49
                 File Nos. 033-18647 and 811-05398

Dear Ms. Samuel:

         This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendment to the registration statement filed on Form N-1A including the Prospectus and Statement of Additional Information ("SAI") for Global Thematic Growth Portfolio (the "Portfolio"), a series of AllianceBernstein Variable Products Series Fund, Inc. ("AVP"), as provided orally to Young Seo of this office on April 2, 2009. The Staff's comments and our responses are discussed below.(1)
__________________
(1) Capitalized terms have the same meaning as in the Prospectus unless otherwise defined.


Comment 1:     Summary Information: "Credit Ratings" and "Other Information" in
               the "Summary Information" section should be deleted or moved back so that the fee table can be moved up closer to the front of the Prospectus.

Response:      The "Summary Information" section is part of the risk/return summary required by Item 2 of Form N-1A. It highlights certain information about performance and risks. We believe that this information is responsive to the disclosure required by Item 2 of Form N-1A. This disclosure format has been previously reviewed by the Staff.

Comment 2:     Objectives and Principal Strategies: The "Principal Risks"
               section should only identify the principal risks of investing in the Portfolio and an explanation of the principal risks should be provided up front. If any of the risks identified here is not a principal risk, it should be moved to the back.

Response:      Only principal risks are identified in the "Principal Risks"
               section. The disclosure also clearly instructs an investor to see
               "Risks Summary" for a broader discussion of these and other risks of investing in the Portfolio.

Comment 3:     Performance: Instruction 2(c) to Item 4(b)(2) of Form N-1A
               requires that, if an index that is different from the index used in a table for the immediately preceding period is selected, information for both the newly selected and the former index should be provided.

Response:      Information for the former index, MSCI World Index (net), is provided in the performance table.

Comment 4:     Fees and Expenses: Any acquired fund fees and expenses should be disclosed in the expenses table as a separate line item.

Response:      There are no acquired fund fees and expenses.

Comment 5:     Fees and Expenses: The disclosure in "More Information about the
               Portfolio and its Investments" provides that the Portfolio may make short sales. If the cost of selling is significant, i.e., greater than 5 bps., then such cost should be disclosed in the expenses table as a separate line item. If such cost is less than 5 bps., then it should be included in Other Expenses.

Response:      The costs of short sales do not exceed 5 bps.

Comment 6:     More Information About the Portfolio and Its Investments: The
               "Derivatives" section should include disclosure regarding the Portfolio's obligation to set aside liquid assets or cash, and the risks associated with such practice.

Response:      Form N-1A does not require disclosure in the Prospectus about the
               Portfolio's obligation to set aside liquid assets or cash to collateralize the market risk of derivatives transactions. See
               Footnote 143 in Registration Form Used By Open-End Management
               Investment Companies, Investment Company Act Release No. 23064
               (March 13, 1998). We have not revised the disclosure in response to this comment.

Comment 7:     More Information About the Portfolio and Its Investments: The
               "Illiquid Securities" section should include disclosure that in the event the Portfolio's investments in illiquid securities exceed 15% of its net assets, it would take steps necessary to bring the percentage down to 15% or less. Parallel disclosure should be included in the SAI.

Response:      We do not believe that Form N-1A requires disclosure about the
               Portfolio reducing its investments in illiquid securities if these investments exceed 15% of net assets. This disclosure merely restates the Portfolio's legal obligation. We believe that it adds unnecessary length and complexity to the Prospectus.

Comment 8:     More Information About the Portfolio and Its Investments: If the
               Portfolio has any sub-prime mortgage related investments, a disclosure regarding such investments should be provided. A parallel disclosure should be included in the SAI.

Response:      The Portfolio has no sub-prime mortgage related investments.

Comment 9:     A disclosure regarding the voting rights of the contractowners, including one on "proportional voting" that, as a result of proportional voting, a small number of contractowners can determine the outcome of the vote, should be included. A parallel disclosure should be included in the "General Information" section of the SAI.

Response:      We do not believe that Form N-1A requires disclosure in the
               Prospectus regarding the voting rights of contractowners. In response to comments received in the Staff review in 2006, we included this disclosure in the SAI.

Comment 10:    Management of the Portfolio: The cross-reference to the SAI for additional information about the Portfolio Managers in the last sentence in the "Portfolio Managers" section should refer to a more specific section of the SAI.

Response:      We do not believe that reference to a specific section is
               necessary since the SAI has a Table of Contents clearly identifying information about management of the Portfolio.

                                * * *

     We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and
(iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

     If you have any additional comments or questions, please contact the undersigned at (202) 737-8833.

                                                Sincerely,


                                                /s/ Young Seo


cc:      Stephen J. Laffey, Esq.
         Kathleen K. Clarke


SK 00250 0292 983700